UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *
Rubio’s Restaurants, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
78116B102
(CUSIP Number)
Garrett A. DeVries
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78116B102

1	NAMES OF REPORTING PERSONS. Alex Meruelo Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		697,900 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		697,900 (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Trust

(1)	See Item 3.

(2)	Power is exercised through its sole trustee, Alex Meruelo.

(3)	Based upon 9,951,077 shares outstanding as of November 5, 2008 as reported in the Form 10-Q for the quarterly period ended September 28, 2008.

CUSIP No.	78116B102

1	NAMES OF REPORTING PERSONS. Alex Meruelo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		697,900 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		697,900 (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	See Item 3.

(2)	Alex Meruelo is the beneficial owner of the reported shares by virtue of his position as Trustee of the Alex Meruelo Living Trust.

(3)	Based upon 9,951,077 shares outstanding as of November 5, 2008 as reported in the Form 10-Q for the quarterly period ended September 28, 2008.

CUSIP No.	78116B102

1	NAMES OF REPORTING PERSONS. Luis Armona

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		150,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	Based upon 9,951,077 shares outstanding as of November 5, 2008 as reported in the Form 10-Q for the quarterly period ended September 28, 2008.

     This Amendment No. 1 reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Company”), filed February 25, 2008 by the Reporting Persons with the Securities and Exchange Commission (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “As of January 29, 2009, the Reporting Persons had purchased an aggregate of 847,900 shares of Common Stock, for a total purchase price of approximately $5,717,297.49. The Reporting Persons purchased such shares with a combination of trust funds from the Alex Meruelo Living Trust and personal funds of Luis Armona.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “(a) Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
(b)	Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below.

				Price
Transaction	Effecting	Shares	Shares	Per	Description
Date	Person(s)	Acquired	Disposed	Share(1)	of Transaction
11/20/2008	Alex Meruelo Living Trust	9,900	0	$2.95	Open Market
11/25/2008	Alex Meruelo Living Trust	7,500	0	$2.94	Open Market
11/26/2008	Alex Meruelo Living Trust	2,000	0	$3.01	Open Market
12/5/2008	Alex Meruelo Living Trust	10,000	0	$2.39	Open Market
1/23/2009	Alex Meruelo Living Trust	11,200	0	$3.18	Open Market

(1)	Price per share includes commissions.
     Except as otherwise described herein, no transactions in the Common Stock of the Company were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person.
     (d)   Not applicable.
     (e)   Not applicable.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the Common Stock of the Company filed February 25, 2008 by the Reporting Persons with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2009	Alex Meruelo Living Trust

	By: Name:	/s/ Alex Meruelo Alex Meruelo
	Title:	Trustee

Alex Meruelo

	By: Name:	/s/ Alex Meruelo Alex Meruelo

Luis Armona

	By: Name:	/s/ Luis Armona Luis Armona

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.2	Joint Filing Agreement (incorporated by reference from Exhibit 99.1 to the Schedule 13D related to the Common Stock of the Company filed February 25, 2008 by the Reporting Persons with the Commission)